UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Nemus Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64046J100
(CUSIP Number)

Reg A. Lapham
375 Redondo Avenue #137
Long Beach, California  90814
(310) 948-2274
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64046J100
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Reg Alexander Lapham
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	5,017,200(1)
8. Shared Voting Power
	9. Sole Dispositive Power	5,017,200(1)
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,017,200(1)
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 31.35% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Comprised of (i) 3,907,200 shares of Common Stock held by Mr. Lapham and (ii) 1,110,000 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Lapham.
(2) Based on 16,000,000 shares of common stock outstanding as of October 31, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on November 3, 2014, and assuming exercise of all warrants held by Mr. Lapham.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Nemus Bioscience, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 650 Town Center Drive, Suite 620, Costa Mesa, California 92626.

Item 2. Identity and Background

(a)   This Schedule 13D is being filed on behalf of Reg Alexander Lapham, referred to herein as the "Reporting Person."

(b) - (c)   The Reporting Person is the President and director of Spartan Ventures, Inc and its address is 375 Redondo Avenue #137, Long Beach, California  90814.

       (d)   During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e)   During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On October 17, 2014, the Issuer entered into an Agreement and Plan of Merger, (the "Merger Agreement") with Nemus Acquisition Corp., a wholly-owned subsidiary of the Issuer ("Acquisition Sub"), Nemus Bioscience, Inc. a wholly-owned subsidiary of the Issuer ("Name Change Merger Sub"), and Nemus ("Nemus").  Pursuant to the transactions contemplated by the Merger Agreement, Acquisition Sub agreed to merge with and into Nemus with Nemus continuing as the surviving entity (the "Merger").  The Issuer agreed to issue an aggregate of 12,880,000 shares of its common stock to the stockholders of Nemus in exchange for all of the issued and outstanding shares of Nemus.  The Merger closed on October 31, 2014.

Upon consummation of the Merger, the Reporting Person, as a stockholder of Nemus common stock, received 5,017,200 shares of Common Stock of the Issuer (which included warrants to purchase 1,110,000 shares of Common Stock of the Issuer).  Immediately after the closing of the Merger and the transactions contemplated by the Merger Agreement, the Issuer had 16,000,000 shares of Common Stock and warrants to purchase 4,000,000 shares of common stock issued and outstanding.  Also on the closing, the Issuer (i) became the 100% parent of Nemus, and (ii) changed its name from "Load Guard Logistics, Inc." to "Nemus Bioscience, Inc."

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2014.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person pursuant to the Merger.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person has no current plans or proposals that relate to or would result in:

 (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           The number and percentage of shares of Common Stock of the Issuer owned by Reporting Person are (i) based upon 16,000,000 shares of Common Stock outstanding; and (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person. The Reporting Person may be deemed to beneficially own 5,017,200 shares of Common Stock as a result of its beneficial ownership of (i) 3,907,200 shares of Common Stock; and (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 31.35% of the total shares of the Common Stock currently outstanding.

(b)           The Reporting Person has sole power to vote and dispose of 5,017,200 shares of Common Stock as a result of his beneficial ownership of (i) 3,907,200 shares of Common Stock; and (ii) 1,110,000 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report.

(c)           Not applicable, expect as otherwise disclosed herein.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares of Common Stock of the Issuer held of record by the Reporting Person are subject to a lock-up agreement pursuant to which the Reporting Person has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Common Stock, including, as applicable, shares received upon exercise of the warrants referred to above, for a period of one year following the completion of the Merger on October 31, 2014.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger dated October 17, 2014, by and among the Issuer, Nemus Acquisition Corp., Nemus Bioscience, Inc. and Nemus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2014).

Exhibit 2	Form of Lock Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

/s/ Reg Alexander Lapham
Reg Alexander Lapham

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)